Matthew J. Gardella

+1 617 239 0789

fax +1 866 955 8776

mgardella@edwardswildman.com

April 2, 2012

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                              Stemline Therapeutics, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Stemline Therapeutics, Inc. (the “Company”) is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of Common Stock of the Company with a proposed maximum aggregate offering price of $50,000,000.

This filing is being effected by direct transmission to the Commission’s EDGAR System.  On March 27, 2012, in anticipation of this filing, the Company caused the filing fee of $5,730.00 to be wire transferred to the Commission’s account at U.S. Bank of St. Louis, Missouri.

The Registration Statement relates to the Company’s initial public offering of its Common Stock.  It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned at (617) 239-0789 or James Barrett at (617) 239-0385, respectively, with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Matthew J. Gardella

Matthew J. Gardella